United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of July, 2013

GRUMA, S.A.B. de C.V.
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Second Quarter 2013 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Cavazos Morales

___________________________
Raul Cavazos Morales
Chief Financial Officer.
Date: July 24th, 2013

IR Contact Information: ir@gruma.com (52) 81 8399-3311 and 24
Monterrey, N.L., Mexico, July 24, 2013	www.gruma.com

GRUMA REPORTS SECOND QUARTER 2013 RESULTS

HIGHLIGHTS

The positive performance of GRUMA's operations and the initiatives that are still being implemented to enhance value creation have yielded significant improvements since the beginning of the year, hence second quarter results show important progress versus last year as well as versus 1Q13. GIMSA and Gruma Corporation were the primary subsidiaries contributing to the increase in EBITDA in the current period.

With regard to debt, GRUMA's obligations declined by US$85 million versus March 2013, representing 20% of the debt related to GRUMA's share buy-back last December. The company's Debt/EBITDA ratio was reduced to 3.5 times from 3.8 times in March 2013..

Consolidated Financial Highlights
 (Ps millions)

	2Q13	2Q12	Var.
Sales Volume (thousand metric tons)	1,074	1,075	-
Net sales	13,578	13,732	(1)%
Operating income	1,118	702	59%
Operating margin	8.2%	5.1%	310 bp
EBITDA	1,598	1,113	44%
EBITDA margin	11.8%	8.1%	370 bp
Majority net income	226	437	(48)%

CONSOLIDATED RESULTS OF OPERATIONS
2Q13 versus 2Q12

Sales volume was flat at 1,074 thousand metric tons. Sales volume growth at Gruma Corporation was offset mainly by lower volumes at GIMSA.

Net sales declined 1% to Ps.13,578 million impacted by the effect of the peso appreciation during the quarter when converting foreign subsidiaries figures to peso terms. Sales from non-Mexican operations constituted 61% of consolidated net sales.

Cost of sales as a percentage of net sales improved to 67.8% from 69.7%, reflecting better performance at most subsidiaries. In absolute terms, cost of sales decreased 4% to Ps.9,206 million, driven most notably by the reduction at GIMSA and the effect of the peso appreciation.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales improved to 23.7% from 25.2%, driven mainly by GIMSA and Gruma Corporation. In absolute terms, SG&A declined 7% to Ps.3,215 million, reflecting the company-wide efforts to optimize marketing and administrative expenses as part of the strategy to enhance value creation. Also, the peso appreciation contributed to the decline. 2Q13 SG&A showed reductions even with an extraordinary charge of approximately Ps.90 million related to the early termination of a lease of a plane.

Other expense, net, was Ps.39 million compared to a gain of Ps.2 million. The change was primarily due to losses on natural gas hedging at GIMSA as opposed to gains in 2Q12.

Operating income grew 59% to Ps.1,118 million driven by improvements at most subsidiaries, in particular Gruma Corporation and GIMSA. Operating margin rose to 8.2% from 5.1%.

Net comprehensive financing cost was Ps.405 million versus an income of Ps.69 million in the year ago period. The variation mainly resulted from (1) foreign exchange losses on dollar denominated debt driven by the strong peso depreciation at the end of 2Q13; (2) lower gains on foreign exchange rate hedging related to raw material procurement at GIMSA and Molinera de Mexico; and (3) higher interest expense in connection with higher debt related to GRUMA's share buy-back last December.

Income taxes totaled Ps.433 million versus PS.348 million in 2Q12. The effective tax rate was 60.8%, which increased as higher foreign exchange losses and interest expenses recorded at the holding company cannot be applied to foreign subsidiaries' pre-tax income.

Majority net income decreased 48% to Ps.226 million, driven mainly by (1) higher net comprehensive financing cost, as 2Q13 reflected lower gains on foreign exchange rate hedging, and as there were non-cash foreign exchange losses resulting from the high peso/dollar exchange rate at the end 2Q13; (2) the deconsolidation of the Venezuelan operations, as 2Q12 showed an income of Ps.179 million; and, to a lesser extent, (3) higher income taxes.

FINANCIAL POSITION
June 2013 versus March 2013

Balance-Sheet Highlights	Total assets were flat at Ps.44,194 million. Higher property, plant and equipment, reflecting capital expenditures, was offset by lower investment in associated companies related in part to the cancellation of GRUMA's share buy-back.

Total liabilities were Ps.31,973 million, 2% higher. Debt reduction was offset by the effect of a higher exchange rate at the end of 2Q13 on dollar denominated liabilities.

Shareholders' equity totaled Ps.12,221 million, 7% less, reflecting the cancellation of shares from GRUMA's buy-back.

Debt Profile	GRUMA's debt totaled US$1,465 million, US$85 million lower than at March 2013. Approximately 72% is dollar denominated. Improvements in cash generation and reductions in capital expenditures allowed the company to decrease its debt.

Debt
(US$ millions)

June'13	June'12	Var.	March'13	Var.
1,465	1,039	41%	1,550	(5)%

Schedule of Debt Amortizations
 (US$ millions)

	2013	2014	2015	2016	2017	2018	2019...	Total
Perpetual Bond							300	300
Rabobank Syndicated Facility		11	22	33	33	121		220
Inbursa Syndicated Facility MXP		8.7	17.4	26.2	26.2	95.9		174.4
BBVA Syndicated Facility		25	25	175				225
BBVA Syndicated Facility MXP			4.5	9.1	40.9	36.4		91
Gruma Corp Facility BofA				160				160
Bancomext Facility MXP			2.3	4.5	20.5	18.2		45.5
Rabobank Facility				100				100
Other	137.9	11.1						148.9
TOTAL	137.9	55.8	71.3	507.8	120.6	271.5	300	1,464.8

CAPITAL EXPENDITURE PROGRAM

GRUMA's capital expenditures totaled US$29 million during 2Q13, most of which were allocated to the U.S. and European operations for capacity expansions at existing plants, as well as technology upgrades. Also, at GIMSA, there were technology upgrades and some capacity expansions at existing plants.

RELEVANT EVENT Mr. Juan A. Quiroga Garcia, former Chief Corporate Officer of the company, resigned for personal reasons.

SUBSIDIARY RESULTS OF OPERATIONS
2Q13 versus 2Q12

Gruma Corporation

Sales volume rose 9% to 432 thousand metric tons driven by extraordinary sales of corn/grits at the European operations and, to a lesser extent, by the U.S. operations, which grew 2%.

In the U.S., corn flour sales volume raised mostly due to retail promotions and new snack customers. The tortilla business experienced growth driven by the foodservice segment in connection with the launch and rollout promotions for wraps dishes, increased promotional activities and new store openings by several restaurant chains customers. Also, volume growth reflects increased business among restaurant chains and large distributors where GRUMA has taken share from competitors. In retail tortillas, the new softer wheat tortilla formula that was rolled out nationally in early December 2012 continued to perform well, offsetting lower corn products sales volume, which resulted from weight-outs, SKU rationalization programs and intensified competition from supermarkets' in-store tortillerias in the Southwest.

Net sales increased 9% to Ps.7,341 million, resulting from the aforementioned sales volume growth. The positive effect of price increases and the change in the sales mix toward wheat tortillas at the U.S. operations was offset by the effect of corn sales volume at the European operations, which is priced significantly lower than the rest of Gruma Corporation's product portfolio.

Cost of sales as a percentage of net sales improved to 64.1% from 65.5% driven by the U.S. operations, both tortillas and corn flour, in connection with (1) the aforementioned price increases, while part of the raw material cost was stable due to the company's hedging activities; and (2) the shift toward high-margin high-volume products as in the case of wheat tortillas. Also, gross margins benefited from the aforementioned SKU rationalization programs, including the discontinuation of some low-margin products that were manufactured by third parties. In absolute terms, cost of sales expanded 6% to Ps.4,703 million, mainly reflecting sales volume growth.

SG&A as a percentage of net sales improved to 28% from 29.6% in connection with higher net sales and the company's efforts to reduce marketing and administrative expenses. In absolute terms, SG&A rose 3% to Ps.2,058 million in connection with higher sales volume and the effect of higher sales commissions linked to higher prices in the U.S.

Operating income rose 72% to Ps.563 million and operating margin increased to 7.7% from 4.9%.

GIMSA

Sales volume decreased 6%, to 464 thousand metric tons, due, to some extent, to measures the company implemented to prioritize margin expansion and tighten credit conditions to its customers, aimed at reducing accounts receivables. Corn flour sales volume was also affected by delays in the implementation of social welfare programs in government channels.

The aforementioned factors started to affect sales volume in 1Q13; however, sequential performance in 2Q13 showed 4% volume growth versus 1Q13.

Net sales declined 6% to Ps.4,175 million, resulting from the aforementioned sales volume reduction. The price increases implemented in corn flour during 2012 were offset by a change in the sales mix toward other products whose prices were reduced. Additionally, GIMSA implemented price reductions in June 2013 to reflect lower corn procurement prices for both imported and domestic corn from the summer harvest.

Cost of sales as a percentage of net sales improved to 72.0% from 74.0% in connection with lower corn cost. In absolute terms, cost of sales dropped 8% to Ps.3,006 million in connection with the sales volume reduction and the lower corn cost.

SG&A as a percentage of net sales improved to 11.7% from 15.1% and in absolute terms, SG&A fell 27% to Ps.488 million, mainly as a result of the company's efforts to reduce marketing and advertising expenses. Approximately Ps.20 million of the improvement relates to non-recurring reimbursements from advertising expenses that GIMSA had paid. Also, there were lower administrative expenses in connection with the company's efforts to enhance value creation.

Operating income rose 34% to Ps.658 million and, as a percentage of net sales, increased to 15.8% from 11.1% reflecting principally the aforementioned improved operational performance as a result of lower corn costs and the company's efforts to rationalize expenses.

For additional information, please see GIMSA ''second-Quarter 2013 Results'', available through GRUMA's website, www.gruma.com.

Molinera de Mexico

Sales volume decreased 5% to 135 thousand metric tons due primarily to a difficult competitive environment.

Net sales grew 2%, to Ps.1,164 million, as a result of wheat flour price increases implemented during 3Q12.

Cost of sales as a percentage of net sales increased to 85.2% from 84.9% and in absolute terms, cost of sales rose 2% due to higher wheat costs, which were not fully offset by higher prices.

SG&A as a percentage of net sales improved to 14.6% from 15.7%, and in absolute terms, SG&A declined 5% due mainly to reductions in administrative expenses and, to a lesser extent, freights and sales commissions in connection with the sales volume decline.

Operating income rose to Ps.2 million and operating margin improved to 0.2% from a negative 0.6%.

Gruma Centroamerica

Sales volume declined 1% to 50 thousand metric tons due mainly to the availability of cheap domestic corn, which motivated some customers to shift to the traditional method of tortilla production.

Net sales decreased 2% to Ps.833 million, in connection with the peso appreciation during the quarter and the decline in sales volume, which were partially offset by price increases implemented mostly during 4Q12 and 1Q13.

Cost of sales as a percentage of net sales improved to 67.3% from 73.9%, due mostly to the combination of price increases and lower corn costs, in addition to reductions in allowances. In absolute terms, cost of sales dropped 10% in connection with the peso appreciation, and the aforementioned lower corn costs.

SG&A as a percentage of net sales improved to 27.5% from 29.9% due to the aforementioned price increases and the company's efforts to reduce expenses, especially in terms of promotion and advertising. In absolute terms, SG&A declined 9% due to the peso appreciation and the expense reductions.

Operating income was Ps.44 million versus a Ps.32 million loss, achieving an operating margin of 5.2% compared to a negative 3.8%.

Other Subsidiaries and Eliminations

Operating loss was Ps.148 million versus Ps.79 million during 2Q12. The increase resulted from an extraordinary charge of approximately Ps.90 million related to the early termination of a lease of a plane.

ACCOUNTING PROCEDURES

The consolidated figures have been prepared in accordance with the International Financial Reporting Standards (IFRS).

International Accounting Standard 29 (IAS 29) defines the criteria to consider when a company operates under a hyperinflationary economic environment, which are when:

  the general population prefers to keep its wealth in non-monetary assets or in a relatively stable foreign currency. Amounts of local currency held are immediately invested to maintain purchasing power;

  the general population regards monetary amounts not in terms of the local currency but in terms of a relatively stable foreign currency. Prices may be quoted in that currency;

  sales and purchases on credit take place at prices that compensate for the expected loss of purchasing power during the credit period, even if the period is short;

  interest rates, wages, and prices are linked to a price index; and

  the cumulative inflation rate over three years is approaching, or exceeds, 100%.

Based on the foregoing, the GRUMA's consolidated figures are determined as follows:the figures for subsidiaries in Mexico, the United States, Europe, Central America, Asia, and Oceania operate in a non-hyperinflationary environment; therefore the effects of inflation are not recognized. Results for foreign subsidiaries that operate in a non-hyperinflationary environment are translated to Mexican pesos applying the historical exchange rate.

Under the section Subsidiary Results of Operations and the table of Financial Highlights by Subsidiary of this report, figures for Gruma Corporation were translated to Mexican pesos using a convenience translation with the exchange rate of Ps.13.1884/dollar as of June 30, 2013. The differences between the use of convenience translation and the historical exchange rate are reflected under ''Other Subsidiaries and Eliminations''.

ABOUT GRUMA

 GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production of corn flour, tortillas, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Central America, Europe, Asia, and Oceania and exports to more than 100 countries worldwide. GRUMA is headquartered in San Pedro Garza Garcia, Mexico, and has approximately 19,000 employees and 85 plants. In 2012, GRUMA had net sales of US$4.2 billion (excluding the Venezuelan operations), of which 59% came from non-Mexican operations. For further information please visit www.gruma.com.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A.B. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United States, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A.B. DE C.V., AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS
(MILLIONS OF MEXICAN PESOS)

	QUARTERS					YTD JUNE		
INCOME STATEMENT SUMMARY	**2Q13**	2Q12	VAR (%)	1Q13	VAR (%)	**2013**	2012	VAR (%)
NET SALES	**13,578**	13,732	(1)	13,058	4	**26,636**	26,763	(0)
GROSS PROFIT	**4,372**	4,162	5	4,163	5	**8,534**	7,946	7
GROSS MARGIN (%)	32.2%	30.3%		31.9%		32.0%	29.7%	
SELLING AND ADMINISTRATIVE EXPENSES	**3,215**	3,462		3,185		**6,400**	6,780	
OTHER (INCOME) EXPENSE, NET	**39**	(2)		(12)		**27**	15	
OPERATING INCOME	**1,118**	702	59	990	13	**2,108**	1,150	83
OPERATING MARGIN (%)	8.2%	5.1%		7.6%		7.9%	4.3%	
NET COMPREHENSIVE FINANCING COST	**405**	(69)		1		**407**	282	
INTEREST EXPENSE	294	211		263		557	403	
INTEREST INCOME	(15)	(13)		(9)		(24)	(21)	
(GAIN) LOSS FROM DERIVATIVE FINANCIAL INSTRUMENTS	(96)	(281)		44		(52)	(75)	
FOREIGN EXCHANGE LOSS (GAIN)	222	14		(296)		(74)	(25)	
MONETARY POSITION (GAIN) LOSS	0	0		(0)		0	0	
EQUITY EARNINGS, ASSOCIATED COMPANIES	**(1)**	(1)		(1)		**(2)**	(2)	
INCOME TAXES	**433**	348		463		**895**	460	
PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	**0**	179		(356)		**(356)**	417	
NET INCOME	**280**	603	(53)	171	64	**451**	828	(45)
MAJORITY NET INCOME	**226**	437	(48)	209	8	**435**	521	(17)
EARNINGS PER SHARE[1]	**0.52**	0.78	(33)	0.46	14	**1.00**	0.92	9
DEPRECIATION AND AMORTIZATION	**481**	446		385		**866**	**785**	
OTHER NON-CASH ITEMS	**0**	(35)		0		**0**	(7)	
EBITDA[2]	**1,598**	1,113	44	1,375	16	**2,973**	1,928	54
CAPITAL EXPENDITURES (MILLION US$)	**29**	41		19		**49**	97	

BALANCE SHEET SUMMARY	**Jun-13**	Jun-12	VAR (%)	Mar-13	VAR (%)
CASH AND CASH EQUIVALENTS	**1,002**	1,632	(39)	938	7
TRADE ACCOUNTS RECEIVABLE	**4,997**	6,224	(20)	5,283	(5)
OTHER ACCOUNTS RECEIVABLE	**3,481**	4,054	(14)	3,314	5
INVENTORIES	**9,621**	8,891	8	9,310	3
CURRENT ASSETS	**19,443**	21,173	(8)	19,163	1
PROPERTY, PLANT, AND EQUIPMENT, NET	**18,089**	20,538	(12)	17,449	4
ASSETS HELD FOR SALE	**3,109**	0	0	3,109	0
TOTAL ASSETS	**44,194**	45,358	(3)	44,351	(0)
SHORT-TERM DEBT	**2,260**	2,295	(2)	7,480	(70)
CURRENT LIABILITIES	**9,419**	10,477	(10)	14,233	(34)
LONG-TERM DEBT	**16,781**	11,377	48	11,408	47
TOTAL LIABILITIES	**31,973**	26,580	20	31,268	2
MAJORITY SHAREHOLDERS' EQUITY	**10,289**	14,103	(27)	11,039	(7)
SHAREHOLDERS' EQUITY	**12,221**	18,778	(35)	13,083	(7)
CURRENT ASSETS/CURRENT LIABILITIES	**2.06**	2.02		1.35	
TOTAL LIABILITIES/SHAREHOLDERS' EQUITY	**2.62**	1.42		2.39	
DEBT/EBITDA[3]	**3.47**	3.34		3.77	
EBITDA/INTERES EXPENSE[3]	**5.21**	5.36		5.15	
BOOK VALUE PER SHARE[1]	**23.78**	25.02		24.14	

[1] On the basis of 432,749,079 shares as of June 30, 2013; 563,650,709 shares as of June 30, 2012 and 457,315,640 shares as of March 31, 2013.
[2] EBITDA = operating income + depreciation and amortization + other non-cash items
[3] Last twelve months.

INFORMATION ON DERIVATIVE AND FINANCIAL INSTRUMENTS

 I. Qualitative information.
A. Management's Discussion of the Policies for the use of Derivative Financial Instruments, and Purposes of the Same.

1. Derivative financial instruments contracting policies.

Gruma's policies regarding financial instruments establish that the acquisition of any derivative financial instruments agreement must be associated with the hedging of an underlying operation of the company, such as the purchase of inventory or fuel consumption (commodities), interest payment at a determined rate, foreign currency payments at an exchange rate, among others.

Gruma has a Risks Management policy that details the procedure to authorize their contracting.

2. General description of the objectives to use derivative financial instruments.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests. The objective of using derivative financial instruments is to reduce the aforementioned risks.

Likewise, in the normal course of business, Gruma enters into transactions in which it could be exposed to risks for changes in the interest rates or for fluctuations of exchange rates. The variations in the exchange rates can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others. In order to minimize these risks Gruma has entered into certain financial instruments.

3. Instruments used and hedging or negotiation strategies implemented.

We hedge a part of our production requirements through futures and options contracts in order to minimize the risk generated by the fluctuations in the price and supply of corn, wheat, natural gas, and diesel, risk that exists as an ordinary part of our business.

Additionally, Gruma has entered into certain financial instruments such as interest rate swaps and foreign exchange financial instruments (FX).

4. Allowed negotiation markets and eligible counterparties.

In order to minimize the counterparty solvency risk, Gruma enters into derivative financial instruments only with major national and international financial institutions using mainly, when applicable depending on the derivative instrument used, the standard International Swaps and Derivatives Association, Inc. (''ISDA'') authorized forms and long form confirmation agreements.

5. Policies on the appointment of calculation or valuation agents.

Gruma appoints the counterparties as calculation agents who periodically send the account statements of the open positions of the financial instruments.

6. Policies on margins, collaterals, credit lines, VAR.

The Central Risks Committee of Gruma establishes that the derivative financial transactions may be performed with collaterals or using credit lines for that purpose.

The majority of the executed transactions establish certain obligations on behalf of the Issuer to guarantee, from time to time, the differential between fair value and the credit line (risk margin) established with the respective financial institutions, consequently the timely compliance of those obligations are assured. Additionally, it is made clear that, upon failure to fulfill the obligations of providing collateral, the counterparty will have the right, but not the obligation, to early terminate the transactions in place, and to demand the corresponding consideration pursuant to the agreed terms. In addition and in order to maintain a risk exposure level within the boundaries authorized by the Central Risks Committee and the Audit Committee, the Corporate Treasury department reports, in a weekly and monthly manner, the information about the Derivative Financial Instruments to such organs, respectively, and quarterly to the Board of Directors.

As of this date, Gruma has margin calls with their counterparty for $119,780 thousand pesos.

7. Internal control procedures to manage the exposure to market and liquidity risks.

The Finance Department of each region in which the company has operations, evaluates the changes in the exposure of the derivative financial instruments and periodically informs them to the Corporate Financial & Planning Management, and the latter informs the General Management and the Central Risks Committee when the market conditions have materially changed. The execution of the derivative financial instruments is authorized pursuant to the guidelines set forth in the Risks Management policy of the company.

8. Existence of an independent third party who reviews the aforementioned procedures.

The procedures are reviewed in the external audit process performed by PricewaterhouseCoopers, S.C. annually.

9. Information regarding the authorization of the use of derivatives and if there is a committee in charge of giving those authorizations and the derivatives risk management.

All derivative financial transactions must be previously authorized by a Divisional Risks Committee and by the Central Risks Committee which is formed by members of the senior management and approved by the Audit Committee and the Board of Directors.

B. Generic Description of Valuation Techniques.

10. Description of methods, valuation techniques and valuation frequency:

Derivative financial instruments that are not reported as hedging instruments for accounting purposes are initially recorded at fair value, and at the end of each reporting period they are re-measured at their fair value. The result of this valuation is recognized in the income statement. All accounting records comply with applicable regulations and are based on the official financial statements of each Financial Institution.

For derivative financial instruments that qualify as cash flow hedges, the effects of changes in the fair value of such derivative financial instrument are included within the other comprehensive income in equity, based on an evaluation of the hedge effectiveness. Such changes in the fair value are reclassified to income in the period when the firm commitment or projected transaction is realized. Hedging agreements other than cash flow hedges are measured at fair value and the effects of these valuation changes are recognized in the income statement.

11. Clarification concerning if the valuation is performed by an independent third party or if it is an internal valuation and on which cases one or the other valuation is used. If it is performed by a third party, if his arranger, seller or counterparty of the derivative financial instrument is mentioned.

The valuation of the foreign exchange derivative financial instruments is performed by the counterparty of these instruments at fair value. Regarding purchases of corn, wheat and natural gas futures the market values of the US Chicago, Kansas and New York futures exchanges are taken as reference, through the specialized Financial Institutions engaged for such purposes. These valuations are made periodically.

12. For hedging instruments, explanation of the method used to determine the effectiveness of the same, identifying the current available hedging level of the global position.

Effectiveness of hedges is determined when the changes in fair value or cash flows of the underlying operation are offset by changes in fair value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.

When a hedge is no longer effective as well as when the hedge does not comply with the documentation requirements set forth in the International Financial Reporting Standards the results of the valuation of the financial instruments at their fair value are recognized in the income statement.

C. Management discussion about the sources of liquidity that could be used to deal with derivative financial instruments.

13. Discussion about the internal and external sources of liquidity that could be used to attend the requirements related to derivative financial instruments.

There is potential liquidity requirements under our derivative financial instruments described in Section II below. Gruma plans to use its available cash flow as well as other available liquidity sources to satisfy such liquidity requirements.

D. Description of the changes in the exposure to major identified risks.

14. Description of the changes in the exposure to major identified risks, its management and contingencies that could affect it in future reports.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests. We hedge a part of our production requirements through futures contracts and options in order to reduce the risk generated by the fluctuations in price and supply of corn, wheat, natural gas, and diesel, risks that exist in the normal course of our business.

Gruma carried out forward transactions with the intention of hedging the currency risk of the Mexican peso with respect to the U.S. dollar, related with the price of corn purchases for domestic and imported harvest. The fair value of these derivative instruments can decrease or increase in the future before the instruments expire.

The variations in the exchange rate can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others.

15. Disclosure of eventualities, such as changes on the value of the underlying asset, which cause it to differ from the one originally agreed, that modify it, or that the hedging level has changed, pursuant to which the issuer is required to assume new obligations or affect its liquidity:

Gruma carried out forward transactions with the intention of hedging the currency risk of the Mexican peso with respect to the U.S. dollar, related with the price of corn purchases for domestic and imported harvest. The fair value of these derivative instruments can decrease or increase in the future before the instruments expire. The variations in the exchange rate can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others.

16. Include Influence on results or cash flow of the mentioned derivative transactions:

As of June 30, 2013, the open positions of corn and natural gas financial instruments were valued at their fair value. The financial instruments that qualified as hedges for accounting purposes represented a loss of $22,849 thousand pesos which was applied to other comprehensive income in equity. The financial instruments that did not qualify as hedges for accounting purposes represented a loss of $29,674 thousand pesos which was applied to the income statement.

The foreign exchange derivative financial instruments were valuated at fair value. As of June 30, 2013 the open positions of these instruments represented a favorable effect of approximately $56,609 thousand pesos. The total profit was reflected on the income statement.

17. Description and number of the derivative financial instruments that had expired during the quarter and those which its position has been closed.

The transactions concluded during the second quarter of 2013 regarding the financial instruments of corn and natural gas represented a loss of $5,419 thousand pesos. As of June 30, 2013, the favorable effect in the results of the concluded transactions of these instruments is of $17,317 thousand pesos.

The transactions concluded during the second quarter of 2013 regarding the foreign exchange financial instruments represented a profit of $1,825 thousand pesos. As of June 30, 2013, the adverse effect in the results of the concluded transactions of these instruments is of $4,261 thousand pesos.

18. Description and number of the margin calls presented during the quarter.

As of June 30, 2013, the company has revolving funds denominated ''margin calls'' for $119,780 thousand pesos. The margin calls are required upon the variations in the prices of the underlying asset as collateral in favor of the counterparty in order to reduce the risk of non-payment in an event of default.

19. Disclosure of any breach that has been presented to the respective agreements.

 The company has complied with all obligations under its derivative financial instruments agreements.

II. Quantitative Information.

I. Characteristics of the derivative financial instruments as of the date of this report.

Summary of Derivative Financial
Instruments as of June 30, 2013
Amounts in Thousands of Pesos

Corn and Natural Gas Derivative Financial Instruments

Exchange Rate Derivative Financial Instruments

1 * The sole purpose of the Company's acquisition of derivative financial instruments is hedging market and liquidity risks, notwithstanding, the accounting rules require specific documentation and evidence to classify a derivative financial instrument as a hedging instrument, and consequently the company classified its derivative financial instruments as negotiation instruments.

23. As of June 30, 2013, the financial instruments transactions of corn and natural gas in long positions represented a loss of $52,523 thousand pesos and there are no short positions. Regarding foreign exchange financial instruments there is a favorable effect in dollar long positions of $56,609 thousand pesos.

25. As of June 30, 2013, the Company has revolving funds denominated ''margin calls'' for $119,780 thousand pesos, required upon variations in prices of the underlying asset as collateral in favor of the counterparty in order to reduce the risk of non-payment in an event of default.

The transactions concluded during the second quarter of 2013 regarding the financial instruments of corn and natural gas represented a loss of $5,419 thousand pesos. As of June 30, 2013, the favorable effect in the results of the concluded transactions of these instruments is of $17,317 thousand pesos.

The transactions concluded during the second quarter of 2013 regarding the foreign exchange financial instruments represented a profit of $1,825 thousand pesos. As of June 30, 2013, the adverse effect in the results of the concluded transactions of these instruments is of $4,261 thousand pesos.

II. Sensibility Analysis

Corn and Natural Gas Derivative Financial Instruments:

According to the position as of June 30, 2013, a hypothetical 10 percent loss of the raw materials value would result in an additional adverse effect of $194,586 thousand pesos. This sensitivity analysis is determined based on the underlying assets' values obtained from the valuation performed as of June 30, 2013.

Sensitivity Analysis
Regarding the Position in Commodities Derivative
Instruments as of June 30, 2013
Variation of 10%, 25% and 50% in the Underlying Asset
Amounts in Thousands of Pesos

 * The sole purpose of the Company's acquisition of derivative financial instruments is hedging market and liquidity risks, notwithstanding, the accounting rules require specific documentation and evidence to classify a derivative financial instrument as a hedging instrument, and consequently the company classified its derivative financial instruments as negotiation instruments.

Exchange Rate Derivative Financial Instruments:

Based on our position as of June 30 2013, a hypothetical appreciation of 10% of the Mexican peso against the United States dollar would result in an additional unfavorable effect of $136,010 thousand pesos. This sensitivity analysis is based in the value of the underlying assets given in the valuation made by the counterparty as of June 30, 2013, which includes the effects on the exchange rate variables, time and volatility.

26. For derivative financial instruments with negotiation purposes or those whose ineffectiveness of the hedge must be acknowledged, description of the method applied in determining the expected losses or the price sensitivity of the derivatives, including volatility.

The potential losses of the derivative financial instruments were determined pursuant to the underlying assets' value and their volatility, under a sensibility analysis considering a 10%, 25% and 50% loss in the underlying assets' value.

27. Presentation of a sensitivity analysis for such transactions that includes, at least, the following elements:
a) Identification of the risks that may create losses in the issuer for derivative transactions.
b) Identification of the instruments that would create such losses.

The fair value of the raw materials derivative financial instruments can decrease or increase in the future before the date of maturity of the instruments. These variations can be the result of factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests.

The fair value of the foreign exchange financial instruments can decrease or increase in the future before the expiration date of said instruments. These variations in the exchange rate can be the result of changes in the economic, fiscal policies or monetary conditions, volatility, liquidity in global markets, international or local political events, among others.

28. Presentation of 3 scenarios (probable, possible and remote or stress) that can create negative circumstances for the issuer, identifying the assumptions and factors taken into consideration in their execution.
a) Possible scenario with a variation of at least 25% in the underlying asset's Price and remote scenario with a variation of at least 50%.

The sensitivity chart already contains this information.

29. Estimation of the potential loss reflected in the income statement and cash flow for each scenario.

For the derivative financial instruments of raw materials, based on our position as of June 30, 2013, a hypothetical change of 10%, 25% and 50% loss in market prices applied to the fair value of the instruments would result in an additional charge to income for $194,586, $486,464, and $972,928 thousands of pesos, respectively.

For the foreign exchange financial instruments, based on our position as of June 30, 2013, a hypothetical change of 10%, 25% and 50% of appreciation of the Mexican peso against the United States dollar would result in an additional charge of $136,010, $340,025 and $680,051 thousand pesos, respectively.

30. For hedging financial instruments, indicate the stress level or the variation of the underlying assets under which the effectiveness measures result sufficient.

Effectiveness of hedges are determined when the changes in fair market value or cash flows of the underlying operation are offset by changes in fair market value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.